SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 6, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

First Amendment to the Private Deed of the 5th Issue, 4th Public
Issue, of Simple Debentures, non-convertible into Shares of
Brasil Telecom S.A.

"The Debentures referenced herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and have not been, and may not be, offered or sold in the United States absent such a registration or an applicable exemption from registration. "

The present private instrument, dated December 17, 2008, entered into by the following parties:

I - BRASIL TELECOM S.A., a publicly-held company headquartered in the city of Brasília, Federal District, at SIA Sul, Área de Serviços Públicos, Lote D, Bloco B, CEP 71215-000, Corporate Taxpayer’s ID (CNPJ/MF) 76.535.764/0001 -43, represented herein by its undersigned legal representatives (hereinafter referred to as “Issuer”);

II - PAVARINI DISTRIBUIDORA DE T¥TULOS E VALORES MOBILIÁRIOS LTDA., an institution authorized to operate by the Brazilian Central Bank, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Sete de Setembro, 99, 24° andar, Corporate Taxpayer’s ID (CNPJ/MF) 15.227.994/0001 -50, representing the communion of debenture holders (the “Debenture holders”), represented herein by its undersigned legal representatives (hereinafter referred to as “Trustee”); and

III – BRASIL TELECOM PARTICIPAÇÕES S.A., a publicly-held company headquartered in the city of Brasília, Federal District, at SIA Sul, Área de Serviços Públicos, Lote D, Bloco B, 1º andar, CEP 71215-000, Corporate Taxpayer’s ID (CNPJ/MF) 02.570.688/0001 -70, represented herein by its undersigned legal representatives (hereinafter referred to as “BTP” or “Guarantor”);

WHEREAS, the parties presented above entered, on June 20, 2006, into the Private Deed of the 5th Issue, 4th Issue for the Public Distribution, of Simple Debentures, non-convertible into Shares, in a Single Tranche, of Unsecured Type, with Additional Guarantee of Brasil Telecom Participações S.A. (“2nd Issue”), of Brasil Telecom S.A. (“Deed”);

WHEREAS, pursuant to the General Meeting of Debenture holders, held on December 17, 2008 (“GDM”), debenture holders representing ninety-seven point fifty-eight percent (97.58%) of the outstanding debentures of the 5th Issue approved by unanimous vote the amendment to Clauses IV and V of the Deed.

THUS, in witness whereof, the parties agree to amend the Deed by the present [First] Amendment to the Deed of the 5th Issue (“Amendment”), which shall be ruled by the provisions set forth as follows:

1. Authorization

1.1 The present Amendment is executed based on the powers granted by the Issuer’s Board of Directors to the Board of Executive Officers, at the Board of Directors’ Meeting held on December 1, 2008 (“BDM”), published on the newspapers Jornal de Brasília, Valor Econômico and Diário Oficial da União (Official Gazette of the Federal Union), the first two on December 2 and the latter on December 3, 2008.

1.2 Pursuant to the BDM, powers were delegated to the Issuer’s Board of Executive Officers to practice all acts related to the amendments approved at the GDM, including, but not limited, to the execution or amendment of agreements and instruments related to the 5th Issue.

1.3 With regard to the Guarantor, it is authorized to execute the present Amendment based on the powers granted by the Guarantor’s Board of Directors to the Guarantor’s Board of Executive Officers, at the Board of Directors’ Meeting held on December 1, 2008 (“BDM BTP”), published on the newspapers Correio Braziliense, Valor Econômico and Diário Oficial da União, the first two on December 2, 2008 and the latter on December 3, 2008.

1.4 Pursuant to the BDM BTP, powers were delegated to the Guarantor’s Board of Executive Officers to take all measures needed to the provision of the guarantee, including, but not limited, to the execution or amendment of agreements and instruments related to the 5th Issue.

2 Amendment Registration

2.1 The present Amendment shall be registered at the Trade Board of the Federal District (“JCDF”), as set forth in Article 62 of Law 6,404/76.

3 Amendment to the Clauses of the Deed

3.1 Item 4.2.1 of Clause IV of the Deed shall be effective with the following new wording:

“4.2.1 In compliance with the provision in item 4.2.12 below, on the Par Value of the Debentures, net of amortizations previously carried out and paid, compensation interest corresponding to one hundred four wholes percent (104%) of the daily average rate of DI - one-day Interbank Deposits Extra-Group, expressed in the percentage per annum form, on a two hundred fifty-two (252) business-day basis, daily calculated and published by CETIP (the “DI Rate”), shall incur, calculated exponentially and cumulatively pro rata temporis by business days elapsed (the “Remuneration”).

3.2 A new item 4.2.12 in Clause IV is created, which shall be in the Deed with the following wording:

“4.2.12 Should the Issuer choose to change the Remuneration, pursuant to items 5.6.1(b) and 5.6.2 below, items 4.2.1 to 4.2.7 of the Deed shall be effective with the following new wording. The other items of clause 4.2 shall continue to be effective without amendments.”

“4.2.1 As of the publication date of the Notice to Debenture holders (as defined in 5.6.2), the Debentures shall earn interest corresponding to the accumulation of the daily average rates of DI - one-day Interbank Deposits, Extra-Group (“DI Rates”), calculated and published by CETIP, capitalized of spread or surtax of three and a half percent (3.5%) per annum, on a two hundred fifty-two (252) business-day basis, incurring on the Unit Par Value of the Debenture, and paid at the end of each Capitalization Period, according to the formula below (“Remuneration”).

4.2.2 Capitalization Period is the time interval which starts on the payment date of interest immediately prior and ends on the estimated payment date of interest corresponding to the period. Each Capitalization Period succeeds the previous one without interruption. The interest corresponding to the Capitalization Periods shall be owed semiannually, on June 1 and December 1 of each year, and the last payment shall be made on June 1, 2013.

4.2.3 The daily average rates are accumulated exponentially by using the pro rata temporis criterion, up to the date of the effective payment of interest, in order to cover all the Capitalization Period, in compliance with the provision in 4.2.4 in relation to the determination of FatorDI and FatorSpread.

4.2.4 The interest calculation, as of the publication date of the Notice to Debenture holders, shall obey the following formula:

where:

J       amount of interest owed at the end of each Capitalization Period, calculated with six (6) decimal places without rounding;

VNe       Unit Par Value of the Debenture at the beginning of each Capitalization Period, informed/calculated with six (6) decimal places, without rounding;

FatorDI       product of the DI Rates (i) from the publication date of the Notice to Debenture holders, inclusive, for the Capitalization Period which ends immediately after the date of publication of the Notice to Debenture Holders or (ii) from the initial date of the Capitalization Period, inclusive, for the other Capitalization Periods, up to the calculation date, exclusive, calculated with eight (8) decimal places, with rounding;

where:

nDI       total number of DI Rates, with "nDI" being a whole number;

TDIk       DI Rates of the k series, related to the dk period, expressed per day, calculated with eight (8) decimal places with rounding;

where:

k       serial number of the DI Rate, ranging from 1 up to nDI;

DIk      DI Rate, of the k series, published by CETIP;

dk       number of business day(s) corresponding to the validity term of the DI Rate, of the k series, with "dk" being a whole number;

FatorSpread       Surtax of fixed interest, calculated with nine (9) decimal places, with rounding;

where:

spread       3.5

DP       number of business days between the (i) Publication date of the Notice to Debenture holders, for the Capitalization Period which ends immediately after the date of publication of the Notice to Debenture Holders or (ii) Payment Date of the Remuneration immediately prior, for the other Capitalization Periods, and the current date, with "DP" being a whole number;

4.2.5 The DI Rate shall be used considering the identical number of decimal places disclosed by the entity responsible for its calculation.

4.2.6 The resulting factor of the expression is considered with sixteen (16) decimal places without rounding.

4.2.7 The product of the daily factors is executed, and in each accumulated daily factor, the result with sixteen (16) decimal places is shortened, applying the next daily factor, and so on up to the last considered one. Once the factors are accumulated, the resulting factor “FatorDI” is considered with eight (8) decimal places, with rounding. The resulting factor of the expression (FatorDI x FatorSpread) is considered with nine (9) decimal places, with rounding.”

3.3 A new item 5.6 in Clause V is created, which shall be in the Deed with the following wording:

“5.6 Sale of the Issuer’s Equity Control to Telemar Norte Leste S.A.: The provisions of items 5.1 to 5.5 above are not applied to the sale operation of the Issuer’s equity control to Telemar Norte Leste S.A. or any of its subsidiaries (“Telemar”), as disclosed in the Material Facts dated April 25 and November 21, 2008.

5.6.1 Should the aforementioned sale operation of the Issuer’s equity control to Telemar be materialized, the Issuer shall, at its exclusive discretion, (a) acquire, from debenture holders who request it pursuant to item 5.6.3 below, the Debentures held by them, by their Unit Par Value, plus Remuneration, calculated pro rata temporis up to the date of the effective payment, or (b) change the Remuneration of the Debentures, of 104.0% of the DI Rate capitalized of a 3.5% per annum spread, and acquire, from the debenture holders who request it pursuant to item 5.6.3 below, the Debentures held by them, by their Unit Par Value, plus the Remuneration of 104.0% of the DI Rate, calculated pro rata temporis up to the publication date of the Notice to Debenture holders (as defined below) and DI Rate capitalized of a 3.5% per annum spread, calculated pro rata temporis since the publication date of the Notice to Debenture holders up to the date of the effective payment.

5.6.2 The Issuer’s decision as to the adoption of one of the alternatives mentioned in item 5.6.1 above, shall be disclosed to debenture holders through a notice to debenture holders, which shall be published within twenty (20) days as of the effective date of the transfer of shares representing the Issuer’s equity control to Telemar (“Notice to Debenture holders”).

5.6.2.1 The non-compliance by the Issuer with the obligation in item 5.6.2 above, not remedied within five (5) business days as of the estimated date for the disclosure of the Issuer’s decision, shall be considered an early maturity assumption of the Debentures pursuant to Clause VI.

5.6.3 The debenture holders who wish to sell their Debentures shall have a five (5) business-day term, as of the publication date of the Notice to Debenture holders, to show their interest and inform the number of Debentures they wish to sell pursuant to the procedure to be informed in the Notice to Debenture holders. The Issuer shall pay for the Debentures acquired within five (5) days as of the end of the five (5) business-day term set forth above, in compliance with the procedures provided for in items 4.6. and 4.7 of the Deed.

5.6.4 Should the Issuer choose to change the Remuneration, the provision in clause 4.2.12 above shall be applied, as of the publication date of the Notice to Debenture holders.”

4. Clauses Not Amended

4.1 All clauses of the Deed which have not been expressly amended by the present Amendment shall remain in full force and effect.

4.2 The present Amendment is an integral part of the Deed.

5. Final Provisions

5.1 The present Amendment shall be bound and be used in benefit of the parties and their respective successors.

5.2 The terms used in this Amendment, but not defined herein, shall have the same meaning ascribed to them in the Deed.

In witness whereof, the parties execute the present instrument in five (5) counterparts of same content, jointly with two witnesses.

Brasília, December 17, 2008

________________________________

BRASIL TELECOM S.A.
Name:
Position:

________________________________

PAVARINI DISTRIBUIDORA DE T¥TULOS E VALORES MOBILIÁRIOS LTDA.
Name:
Position:

________________________________

BRASIL TELECOM PARTICIPAÇÕES S.A.
Name:
Position:

Witnesses:

1. -	2. -

Name:	Name:
Identity Card (R.G.):	Identity Card (R.G.):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2009

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.